Exhibit 19.1

CAPSTONE ENERGY+, INC.

INSIDER TRADING POLICY

STATEMENT OF COMPANY POLICY ON INSIDER TRADING AND DISCLOSURE

This memorandum sets forth the policy of Capstone Energy+, Inc. and its subsidiaries (collectively, the “Company”) regarding trading in the Company’s securities as described below and the disclosure of information concerning the Company.  This Statement of Company Policy on Insider Trading and Disclosure (the “Insider Trading Policy”) is designed to prevent insider trading or the appearance of impropriety, to satisfy the Company’s obligation to reasonably supervise the activities of Company personnel, and to help Company personnel avoid the severe consequences associated with violations of insider trading laws. It is your obligation to understand and comply with this Insider Trading Policy.  Please contact the Company’s insider trading compliance officer (the “Chief Compliance Officer”) if you have any questions regarding the policy. The Chief Compliance Officer shall initially be the Chief Financial Officer of the Company; provided that the Board of Directors of the Company or a duly authorized committee hereof may designate a Chief Compliance Officer from time to time. Once you have reviewed this Insider Trading Policy, please sign the attached Insider Trading Policy Compliance Statement (Attachment A) and return it as specified in Part III.

To Whom does this Insider Trading Policy Apply?

This Insider Trading Policy is applicable to the Company’s members of the Board of Directors, officers, employees, contractors and consultants.  It continues to apply following the termination of any such individual’s service to or employment with the Company until any material, nonpublic information possessed by such individual has become public or is no longer material. The same restrictions that apply to you also apply to your spouse, significant other, child, parent or other family member, in each case, living in the same household, to any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company securities, and to any investment fund, trust, retirement plan, partnership, corporation or other entity over which you have the ability to influence or direct investment decisions concerning securities. You are responsible for ensuring compliance with this Insider Trading Policy by all such persons affiliated with you.

In addition, all members of the Board of Directors, all officers and other designated employees must comply with the Company’s Special Trading Procedures for Insiders (the “Trading Procedures”), set forth in Part II of this Insider Trading Policy. Generally, the Trading Procedures establish trading windows outside of which the persons covered by the Trading Procedures will be restricted from trading in the Company’s securities and also require the pre-clearance of all transactions in the Company’s securities by such persons. You will be notified if you are required to comply with the Company’s Trading Procedures.

What is Prohibited by this Insider Trading Policy?

It is generally illegal for any director, officer, employee, contractor or consultant of the Company to buy or sell the securities of the Company or derivatives relating to the securities of the Company while in the possession of material, nonpublic information about the Company. It is also generally illegal for any director, officer, employee, contractor or consultant of the Company to disclose material, nonpublic information about the Company to others who may trade on the basis of that information. These illegal activities are commonly referred to as “insider trading.”

Your failure to observe this Insider Trading Policy could lead to significant legal problems, including fines and/or imprisonment, and could have other serious consequences, including the termination of your employment or service relationship with the Company.

Prohibited Activities

When you know or are in possession of material, nonpublic information about the Company, you generally are prohibited from the following activities:

trading in the Company’s securities, which includes common stock, options to purchase common stock, any other type of securities that the Company may issue (such as preferred stock, convertible debentures, warrants or other derivative securities), and exchange-traded options and any other derivative securities that provide the economic equivalent of ownership of any of the Company’s securities or an opportunity, direct or indirect, to profit from any change in the value of the Company’s securities;

having others trade for you in the Company’s securities;

giving trading advice of any kind about the Company except that you should, when appropriate, advise others not to trade if doing so might violate the law or this Insider Trading Policy; and

disclosing the material, nonpublic information about the Company to anyone else who might then trade, or recommending to anyone that they purchase or sell the Company’s securities when you are aware of material, nonpublic information (these practices are known as “tipping”).

The above prohibitions also apply to transacting in the securities of another company while in possession of material nonpublic information relating to such other company when that information is obtained in the course of employment with, or other services performed on behalf of, the Company or any subsidiary of the Company.

You are also generally prohibited from the following activities at all times:

selling any securities of the Company that are not owned by you at the time of the sale (a “short sale”);

buying or selling puts, calls, other derivative securities of the Company or exchange-traded options or any other derivative securities that provide the economic equivalent of ownership of any of the Company’s securities or an opportunity, direct or indirect, to profit from any change in the value of the Company’s securities or engaging in any other hedging transaction with respect to the Company’s securities, at any time;

using Company securities as collateral in a margin account; and

pledging Company securities as collateral for a loan (or modifying an existing pledge).

These prohibitions also apply to your spouse, significant other, child, parent or other family member, in each case, living in the same household; family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company securities; and any investment fund, trust, retirement plan, partnership, corporation or other entity over which you have the ability to influence or direct investment decisions concerning securities.

This Insider Trading Policy does not apply to an exercise of an employee stock option when payment of the exercise price is made in cash. The policy does apply, however, to the use of outstanding Company securities to constitute part or all of the exercise price of an option, any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

These prohibitions continue whenever and for as long as you know or are in possession of material, nonpublic information. Remember, anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.

Definition of Material, Nonpublic Information

This Insider Trading Policy prohibits you from trading in the Company’s securities if you are in possession of information about the Company that is both “material” and “nonpublic.”

What is “Material” Information?

Information about the Company is “material” if it could reasonably be expected to affect the investment or voting decisions of a stockholder or investor, or if the disclosure of the information could reasonably be expected to significantly alter the total mix of information in the marketplace about the Company. In simple terms, material information is any type of information that could reasonably be expected to affect the market price of the Company’s securities.  Both positive and negative information may be material. While it is not possible to identify all information that would be deemed “material,” the following items are types of information that should be considered carefully to determine whether they are material:

projections (or updates thereof) of future earnings or losses, or other earnings guidance intended to be publicly released;

earnings or revenue that are inconsistent with the consensus expectations of the investment community;

potential restatements of the Company’s financial statements, changes in auditors or auditor notification that the Company may no longer rely on an auditor’s audit report;

pending or proposed mergers, acquisitions, tender offers, joint ventures or dispositions of significant assets;

changes in management or the Board of Directors;

significant actual or threatened litigation or governmental investigations or major developments in such matters;

significant cybersecurity incidents;

significant developments regarding products, customers, suppliers, orders, contracts or financing sources (e.g., the acquisition or loss of a contract);

changes in dividend policy, declarations of stock splits, or public or private sales of additional securities;

potential defaults under the Company’s credit agreements or indentures, or the existence of material liquidity deficiencies; and

bankruptcies or receiverships.

The Securities and Exchange Commission (the “SEC”) has stated that there is no fixed quantitative threshold amount for determining materiality, and that even very small quantitative changes can be qualitatively material if they would result in a movement in the price of the Company’s securities.

What is “Nonpublic” Information?

Material information is “nonpublic” if it has not been disseminated in a manner making it available to investors generally.  The fact that information has been selectively disclosed to a few members of the public or is the subject of market rumors does not make it public for trading purposes. To show that information is public, it is necessary to point to some fact that establishes that the information has become publicly available, such as the filing of a report with the SEC, the distribution of a press release through a widely disseminated news or wire service, or by other means that are reasonably designed to provide broad public access. Before a person who possesses material, nonpublic information can trade, there also must be adequate time for the market as a whole to absorb the information that has been disclosed. For the purposes of this Insider Trading Policy, information will be considered public after the close of trading on the second full trading day following the Company’s public release of the information. Therefore, for example, if the Company were to make an announcement after the close of trading on Monday, you should not trade in Company securities until Thursday (assuming all of the days are trading days and you are not aware of material, nonpublic information at that time and subject to any other applicable requirements of this Insider Trading Policy).

Are there any Restrictions on the Use of Social Media, Internet Discussion Boards or Websites?

While the Company encourages its stockholders and potential investors to obtain as much information as possible about the Company, the Company believes that information should come from its publicly filed SEC reports, press releases and external website or from a designated Company spokesperson, rather than from speculation or unauthorized disclosures by the

Company’s directors, officers or employees. For this reason, the Company has designated certain members of management to respond to inquiries regarding the Company’s business and prospects. This centralization of communication is designed to ensure that the information the Company discloses is accurate and considered in light of previous disclosures. Formal announcements are generally reviewed by management and legal counsel before they are made public. Any communications that do not go through this review process create an increased risk to the Company, as well as to the individual responsible for the communication, of civil and criminal liability.

In addition, with the emergence of social media and discussion boards, online discussions about companies and their business prospects have become common. Inappropriate communications disseminated on the Internet may pose an inherently greater risk due to the size of the audience they can reach. These forums have the potential to move a stock price significantly and very rapidly – even though the information disseminated through electronic bulletin boards and discussion boards often is unreliable, and in some cases, may be deliberately false. The SEC has investigated and prosecuted a number of fraudulent schemes involving social media and discussion boards. You may encounter information about the Company on the Internet that you believe is harmful or inaccurate, or other information that you believe is true or beneficial for the Company. Although you may have a natural tendency to deny or confirm such information on social media or on a discussion board, any sort of response, even if it presents accurate information, could be considered improper disclosure and could result in legal liability to you and/or to the Company.

The Company is committed to preventing inadvertent disclosures of material, nonpublic information, preventing unwitting participation in Internet-based securities fraud, and avoiding the appearance of impropriety by persons associated with the Company. Accordingly, this Insider Trading Policy prohibits you from discussing material, nonpublic information about the Company with anyone, including other employees, except as required in the performance of your duties. You should not under any circumstances provide information or discuss matters involving the Company with the news media, any broker-dealer, analyst, investment banker, investment advisor, institutional investment manager, investment company or stockholder, even if you are contacted directly by such persons, without express prior authorization by the Company. This restriction applies whether or not you identify yourself as associated with the Company. You should refer all such contact or inquiries to our Chief Compliance Officer.

This Insider Trading Policy also prohibits you from making any comments or postings about material, nonpublic information about the Company on any social media, discussion boards or websites, or responding to comments or postings about the Company’s business made by others. This restriction applies whether or not you identify yourself as associated with the Company. Sharing, posting links to or “re-tweeting” Company news announcements about the Company is permitted so long as the news announcement has already been posted to the Company’s public website (www.capstoneenergyplus.com) or otherwise approved by the Chief Compliance Officer and is not accompanied by commentary prohibited by this Insider Trading Policy.

What are the Penalties for Insider Trading and Noncompliance with this Insider Trading Policy?

Both the SEC and the national securities exchanges, through the Financial Industry Regulatory Authority (FINRA), investigate and are very effective at detecting insider trading. The SEC, together with the U.S. Attorneys, pursue insider trading violations vigorously. For instance, cases have been successfully prosecuted against trading by employees in foreign accounts, trading by family members and friends, and trading involving only a small number of shares.

The penalties for violating insider trading or tipping rules can be severe and include:

disgorgement of the profit gained or loss avoided by the trading;

payment of the loss suffered by the persons who, contemporaneously with the purchase or sale of securities that are subject of such violation, have purchased or sold, as applicable, securities of the same class;

payment of criminal penalties of up to $5,000,000;

payment of civil penalties of up to three times the profit made or loss avoided; and

imprisonment for up to 20 years.

The Company and/or the supervisors of the person engaged in insider trading may also be required to pay civil penalties of up to the greater of $2,479,282 (as of 2023, subject to periodic inflation adjustments) or three times the profit made or loss avoided, as well as criminal penalties of up to $25,000,000, and could under certain circumstances be subject to private lawsuits.

Violation of this Insider Trading Policy or any federal or state insider trading laws may subject the person violating such policy or laws to disciplinary action by the Company up to and including termination.  The Company reserves the right to determine, in its own discretion and on the basis of the information available to it, whether this Insider Trading Policy has been violated.  The Company may determine that specific conduct violates this Insider Trading Policy, whether or not the conduct also violates the law.  It is not necessary for the Company to await the filing or conclusion of a civil or criminal action against the alleged violator before taking disciplinary action.

Does the Company have any Other Policies Regarding Confidential Information?

The Company also has strict policies relating to safeguarding the confidentiality of its internal, proprietary information and the use of social media and other online platforms.  These policies include procedures regarding identifying, marking and safeguarding confidential information and employee confidentiality agreements. You should comply with these policies at all times.

How Do You Report a Violation of this Insider Trading Policy?

If you violate this Insider Trading Policy or any federal or state laws governing insider trading, or know of any such violation by any director, officer, employee, contractor or consultant of the Company, you must report the violation immediately to the Chief Compliance Officer. However, if the conduct in question involves the Chief Compliance Officer, if you have reported such conduct to the Chief Compliance Officer and do not believe that they have dealt with it properly, or if you do not feel that you can discuss the matter with the Chief Compliance Officer, you may raise the matter with the Chief Executive Officer.

Is This Insider Trading Policy Subject to Modification?

The Company may at any time change this Insider Trading Policy or adopt such other policies or procedures that it considers appropriate to carry out the purposes of its policies regarding insider trading and the disclosure of Company information. Notice of any such change will be delivered to you by regular or electronic mail (or other delivery option used by the Company) by the Company. You will be deemed to have received, be bound by and agree to revisions of this Insider Trading Policy when such revisions have been delivered to you.

TRADING PROCEDURES FOR INSIDERS

Scope

These Trading Procedures regulate securities trades by all members of the Board of Directors, all officers and other designated employees of the Company and its subsidiaries who in the ordinary course of the performance of their duties have access to material, nonpublic information regarding the Company (collectively, these persons are referred to as “Insiders”). A list of Insiders is maintained by the Accounting Department of the Company.

These Trading Procedures also apply to the following persons (collectively, these persons and entities are referred to as “Affiliated Persons”):

an Insider’s spouse, child, parent, significant other or other family member, in each case, living in the same household;

any family members of an Insider who do not live in the Insider’s household but whose transactions in Company securities are directed by or are subject to the Insider’s influence or control, such as parents or children who consult with the Insider before they trade in Company securities;

all trusts, family partnerships and other types of entities formed for the benefit of the Insider or the Insider’s family members over which the Insider has the ability to influence or direct investment decisions concerning securities;

all persons who execute trades on behalf of the Insider; and

all investment funds, trusts, retirement plans, partnerships, corporations and other types of entities over which the Insider has the ability to influence or direct investment decisions concerning securities; provided, however, that these Trading Procedures shall not apply to any such entity that engages in the investment of securities in the ordinary course of its business (e.g., an investment fund or partnership) if such entity has established its own insider trading controls and procedures in compliance with applicable securities laws and the Insider has included such entity on the Insider’s signed acknowledgment in the attached form.

Insiders are responsible for ensuring compliance with these Trading Procedures and the Insider Trading Policy by all of their Affiliated Persons.  Unless the context otherwise requires, references to “Insiders” in these Trading Procedures refer collectively to Insiders and their Affiliated Persons.

These Trading Procedures apply to any and all transactions in the Company’s securities, including its common stock, options to purchase common stock, any other type of securities that the Company may issue (such as preferred stock, convertible debentures, warrants or other derivative securities).

The special trading restrictions set forth in these Trading Procedures continue to apply to Insiders following the termination of any such Insider’s service to or employment with the Company until any material, nonpublic information possessed by such Insider has become public or is no longer material.

Special Trading Restrictions Applicable to Insiders

In addition to the restrictions on trading in Company securities set forth above, Insiders are subject to the following special trading restrictions:

No Trading Except During Trading Windows.

The announcement of the Company’s quarterly financial results almost always has the potential to have a material effect on the market for the Company’s securities.  Although an Insider may not know the financial results prior to public announcement, if an Insider engages in a trade before the financial results are disclosed to the public, such trades may give an appearance of impropriety that could subject the Insider and the Company to a charge of insider trading. Therefore, subject to limited exceptions set forth in this Insider Trading Policy, Insiders may trade in Company securities only during four quarterly trading windows and then only after obtaining pre-clearance from the Chief Compliance Officer in accordance with the procedures set forth below.  Unless otherwise advised, the four trading windows consist of the periods that begin after market close on the second full trading day following the Company’s issuance of a press release (or other method of broad public dissemination) announcing its quarterly or annual earnings and end at the close of business on the 15th day before the end of the then-current quarter.  Insiders may be allowed to trade outside of a trading window only (a) pursuant to a pre-approved Rule 10b5-1 Plan as described in Section II.D.1 below or (b) in accordance with the procedure for waivers described in Section II.F below.

No Trading During Special Blackout Periods

Every member of the Board and senior management will not always be aware of material, nonpublic development involving the Company.  If an Insider engages in a trade before a material, nonpublic development is disclosed to the public or resolved, the Insider and the Company might be exposed to a charge of insider trading that could be costly and difficult to refute even if the Insider was unaware of the development.  In addition, a trade by an Insider during such a period could result in adverse publicity for the Company.

Therefore, Insiders may not trade in Company securities if they are notified by the Chief Compliance Officer that the trading window is closed because of the existence of a material, nonpublic development (i.e., a special blackout period is in effect).  The Chief Compliance Officer will subsequently notify the Insiders once the material, nonpublic development is disclosed to the public or resolved and that, as a result, the trading window is again open.  While the Chief Compliance Officer will undertake reasonable efforts to notify Insiders of material, nonpublic events that have occurred, or are soon likely to occur, each Insider has a duty not to trade in Company securities when material, nonpublic information exists, regardless of whether the Insider is aware of that information. The imposition of a special blackout period is itself confidential information, and the fact that it has been imposed may not be disclosed to others.

All Trades Must be Pre-Cleared by the Chief Compliance Officer.

No Insider may trade in Company securities unless the trade has been approved by the Chief Compliance Officer in accordance with the procedures set forth below. The Chief Compliance Officer will review and either approve or prohibit all proposed trades by Insiders in accordance with the procedures set forth in Section C below.  The Chief Compliance Officer may consult with the Company’s other officers and/or outside legal counsel and will receive approval for their own trades from the Chief Executive Officer.

Gifts Subject to Same Restrictions as All Other Securities Trades.

No Insider may give or make any other transfer of Company securities without consideration (e.g., a gift) during a period when the Insider is not permitted to trade.

Pre-Clearance Procedures

Procedures.  No Insider may trade in Company securities until:

The Insider has notified the Chief Compliance Officer of the amount and nature of the proposed trade(s) via email communication.  In order to provide adequate time for the preparation of any required reports under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a Stock Transaction Request form should, if practicable, be received by the Chief Compliance Officer at least two (2) business days prior to the intended trade date;

In submitting the proposed trade(s) to the Chief Compliance Officer, the Insider has represented that the Insider is not in possession of material, nonpublic information concerning the Company;

The Insider has informed the Chief Compliance Officer whether, to the Insider’s best knowledge, (a) the Insider has (or is deemed to have) engaged in any opposite way transactions within the previous six months that were not exempt from Section 16(b) of the Exchange Act and (b) if the transaction involves a sale by an “affiliate” of the Company or of “restricted securities” (as such terms are defined under Rule 144 under the Securities Act of 1933, as amended (“Rule 144”)), the transaction meets all of the applicable conditions of Rule 144; and

The Chief Compliance Officer or his or her designee has approved the trade(s) and has certified such approval in writing.  Such certification may be made via digitally signed electronic mail.

An Insider denied permission to engage in a transaction in Company securities may not disclose such denial to others, because any such disclosure could result in an unintended distribution of information about a pending material event.  Further, the Chief Compliance Officer does not assume the responsibility for, and approval from the Chief Compliance Officer does not protect the Insider from, the consequences of prohibited insider trading.

Additional Information.

Insiders shall provide to the Chief Compliance Officer any documentation reasonably requested by him or her in furtherance of the foregoing procedures.  Any failure to provide such requested information will be grounds for denial of approval by the Chief Compliance Officer.

No Obligation to Approve Trades.

The existence of the foregoing approval procedures does not in any way obligate the Chief Compliance Officer to approve any trade requested by an Insider.  The Chief Compliance Officer may reject any trading request at his or her sole discretion.  From time to time, an event may occur that is material to the Company and is known by only a few directors or executives.  So long as the event remains material and nonpublic, the Chief Compliance Officer may determine not to approve any transactions in the Company’s securities.  If an Insider requests clearance to trade in the Company’s securities during the pendency of such an event, the Chief Compliance Officer may reject the trading request without disclosing the reason.

Completion of Trades.

After receiving written clearance to engage in a trade signed by the Chief Compliance Officer, an Insider must complete the proposed trade within five (5) business days, before the trading window closes, or make a new trading request.

Post-Trade Reporting.

Any transactions in the Company’s securities by an Insider (including transactions effected pursuant to a Rule 10b5-1 Plan) must be reported to the Chief Compliance Officer via email communication on the same day in which such a transaction occurs.  Compliance by directors and executive officers (each, a “Section 16 Person”) with this provision is imperative given the requirement of Section 16 of the Exchange Act that these persons generally must report changes in ownership of Company securities within two (2) business days.  The sanctions for noncompliance with this reporting deadline include mandatory disclosure in the Company’s proxy statement for the next annual meeting of stockholders, as well as possible civil or criminal sanctions for chronic or egregious violators.

Each report an Insider makes to the Chief Compliance Officer shall include the date of the transaction, quantity of shares, price and broker-dealer through which the transaction was effected.  This reporting requirement may be satisfied by the Insider’s broker sending confirmations of trades to the Chief Compliance Officer with a copy to the Insider.

Exemptions

Pre-Approved Rule 10b5-1 Plan.

Transactions effected pursuant to a pre-approved Rule 10b5-1 plan will not be subject to the Company’s trading windows or pre-clearance procedures, and Insiders are not required to complete a Stock Transaction Request form for such transactions.  Rule 10b5-1 of the Exchange Act provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements.  A trading plan, arrangement or instruction that meets the requirements of Rule 10b5-1 (a “Rule 10b5-1 Plan”) enables Insiders to establish arrangements to trade in Company securities outside of the Company’s trading windows, even when in possession of material, nonpublic information. A Rule 10b5-1 Plan may only be established during a trading window, when an Insider is not in possession of material nonpublic information and when a special blackout period is not in effect. Insiders subject to these Trading Procedures who wish to enter into a Rule 10b5-1 Plan must submit it to the Chief Compliance Officer for prior, written approval. Subsequent modifications (by formal amendment or otherwise) and terminations of any Rule 10b5-1 Plan must also be pre-approved by the Chief Compliance Officer.

Whether or not pre-approval will be granted will depend on all the facts and circumstances at the time, but the following guidelines should be kept in mind:

●	The Rule 10b5-1 Plan must be in writing and may only be adopted, modified or terminated during a trading window, when an Insider is not in possession of material nonpublic information and when a special blackout period is not in effect;
●	The Rule 10b5-1 Plan must be adopted, modified or terminated in good faith and not as part of a plan or scheme to evade the anti-fraud rules under the federal securities laws, and the Insider must act in good faith with respect to the Rule 10b5-1 Plan throughout its duration;
●	The Rule 10b5-1 Plan must permit its termination by the Company at any time when the Company believes that trading pursuant to its terms may not lawfully occur;
●	The Insider adopting the Rule 10b5-1 Plan must not have the ability to influence how, when or whether to make purchases or sales after the Rule 10b5-1 Plan is adopted;
●	The Insider must certify, before adopting, modifying or terminating a Rule 10b5-1 Plan, that he or she (1) is not in possession of material nonpublic information, and (2) is adopting or modifying the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the anti-fraud rules under the federal securities laws;
●	No Insider may have more than one Rule 10b5-1 Plan covering the same time period, except as follows:
o	Two Rule 10b5-1 Plans may be maintained simultaneously if one of them is a successor Rule 10b5-1 Plan under which trades are not scheduled to begin until the completion or expiration of the predecessor Rule 10b5-1 Plan. If the predecessor Rule 10b5-1 Plan is terminated early, trading under the successor Rule 10b5-1 Plan cannot commence until the applicable cooling-off period has run from the termination date of the predecessor Rule 10b5-1 Plan; or
o	In addition to a Rule 10b5-1 Plan, an Insider may use sell-to-cover arrangements that authorize the sale of only enough securities necessary to satisfy tax withholding obligations arising exclusively from the vesting of a compensatory award.
●	When a Rule 10b5-1 Plan is effective, no transactions may be effected by the Insider outside of the Rule 10b5-1 Plan;
●	The Insider may not have more than one single-trade Rule 10b5-1 Plan (i.e., a trading plan designed to effect a trade in a single transaction) during any consecutive 12-month period;
●	Transactions under the Rule 10b5-1 Plan may not commence until the later of (1) 90 days following the adoption or modification of the Rule 10b5-1 Plan or (2) two business days following the disclosure in a periodic report (on Form 10-Q or 10-K) of the Company’s financial results for the fiscal quarter in which the Rule 10b5-1 Plan was adopted or modified (but not required to exceed 120 days following such adoption or modification); and
●	A copy of the executed version of any pre-approved Rule 10b5-1 Plan must be provided to the Chief Compliance Officer for retention in accordance with the Company’s record retention policy.

Any deviation from, or alteration to, the specifications of an approved Rule 10b5-1 Plan (including, without limitation, the amount, price or timing of a purchase or sale) must be reported immediately to the Chief Compliance Officer.

The Chief Compliance Officer may refuse to approve a Rule 10b5-1 Plan as he or she deems appropriate including, without limitation, if he or she determines that such plan does not satisfy the requirements of Rule 10b5-1.  The Chief Compliance Officer may consult with the Company’s legal counsel before approving a Rule 10b5-1 Plan.  If the Chief Compliance Officer does not approve an Insider’s Rule 10b5-1 Plan, such Insider must adhere to the pre-clearance procedures and trading windows set forth above until such time as a Rule 10b5-1 Plan is approved.

The use of Rule 10b5-1 Plans does not obviate the need to file a Form 144 or Forms 3, 4 or 5, and Section 16 Persons are required to indicate on any Form 4 or Form 5 if a transaction reported on that form was made under a Rule 10b5-1 Plan and provide the date that the Rule 10b5-1 Plan was adopted. In addition, commencing with the Company’s fiscal quarter in which the Rule 10b5-1 Plan was adopted or modified, the Company is required to (a) publicly disclose whether any Section 16 Person has adopted, modified or terminated a Rule 10b5-1 Plan during the previous fiscal quarter and (b) describe the material terms of each Rule 10b5-1 Plan that was adopted, modified or terminated, including the name and title of the director or officer, the date the Rule 10b5-1 Plan was adopted, modified or terminated, the Rule 10b5-1 Plan’s duration and the total amount of securities to be purchased or sold under the Rule 10b5-1 Plan. The Company is not, however, required to disclose any information relating to the pricing terms of any Rule 10b5-1 Plan. The Company will also consider whether public announcement of any Rule 10b5-1 Plan should be made at the time it is established.

Employee Benefit Plans.

Exercise of Stock Options.  The trading prohibitions and restrictions set forth in these Trading Procedures do not apply to the exercise of an option to purchase securities of the Company when payment of the exercise price is made in cash.  However, the exercise of an option to purchase securities of the Company is subject to the current reporting requirements of Section 16 of the Exchange Act and, therefore, Insiders must comply with the post-trade reporting requirement described in Section C above for any such transaction.  In addition, the securities acquired upon the exercise of an option to purchase Company securities are subject to all of the requirements of these Trading Procedures and the Insider Trading Policy.  Moreover, these Trading Procedures apply to the use of outstanding Company securities to constitute part or all of the exercise price of an option, any net option exercise, any exercise of a stock appreciation right, share withholding, any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

Tax Withholding on Restricted Stock/Units.  The trading prohibitions and restrictions set forth in these Trading Procedures do not apply to the withholding by the Company of shares of stock upon vesting of restricted stock or upon settlement of restricted stock units to satisfy applicable tax withholding requirements if (a) such withholding is required by the applicable plan or award agreement or (b) the election to exercise such tax withholding right was made by the Insider in compliance with these Trading Procedures. These Trading Procedures do apply, however, to any market sale of stock after vesting, including without limitation to satisfy tax withholding obligations.

Employee Stock Purchase Plan.  The trading prohibitions and restrictions set forth in these Trading Procedures do not apply to periodic wage withholding contributions by the Company or employees of the Company which are used to purchase the Company’s securities pursuant to the employees’ advance instructions under any employee stock purchase plan adopted by the Company.  However, no Insider may: (a) elect to participate in the plan or alter his or her instructions regarding the level of withholding or purchase by the Insider of Company securities under such plan; or (b) make cash contributions to such plan (other than through periodic wage withholding) without complying with these Trading Procedures.  Any sale of securities acquired under such plan is subject to the prohibitions and restrictions of these Trading Procedures.

Broker Requirements

In order to assist in complying with these Trading Procedures and applicable securities laws (including Section 16 of the Exchange Act), each Insider should require that any broker that assists the Insider with open market transactions involving Company securities:

●	Not enter any order for the Insider without (a) except for orders under pre-approved Rule 10b5-1 Plans, first verifying with the Chief Compliance Officer that the trading window is open, no special blackout period is in effect and the transaction was pre-cleared; and (b) complying with the brokerage firm’s compliance procedures (e.g., Rule 144 procedures); and
●	Report promptly (and in any case by the end of the transaction date) by (a) telephone and (b) email to the Insider and, if possible, also directly to the Chief Compliance Officer, the details of every transaction involving Company securities (including any transaction pursuant to a Rule 10b5-1 Plan) handled by the broker for the Insider.

Each Insider should inform his or her broker that he or she is an Insider subject to the trading window, special blackout period and pre-clearance requirements of these Trading Procedures and of the specific requirements detailed above, including at any time the Insider retains a new broker. Each Insider should also inform his or her broker of the prohibitions on short sales, derivative transactions, hedging transactions, margining and pledging with respect of Company securities. If an Insider intends to effect trading in Company securities through a broker or online brokerage platform where communicating Insider status and these requirements is not possible, the Insider must inform the Chief Compliance Officer, and the Chief Compliance Officer may impose additional requirements in respect of such trading.

Waivers

A waiver of any provision of these Trading Procedures in a specific instance may be authorized in writing by the Audit Committee of the Board of Directors, and any such waiver shall be reported to the Company’s Board of Directors. However, no waivers will be granted for, nor will any waiver that is granted allow, trading by an Insider while the Insider is actually aware of material nonpublic information.

PART III. ACKNOWLEDGMENT

The Company’s Insider Trading Policy will be delivered to all members of the Board of Directors, officers, employees, contractors and consultants at the start of their employment or relationship with the Company.  Upon first receiving a copy of the Insider Trading Policy, each individual must acknowledge that he or she has received a copy and agrees to comply with the terms of these Trading Procedures and the Insider Trading Policy.  Such individual shall return the acknowledgment attached hereto within ten (10) days of receipt to:

Manager of Human Resources
Capstone Energy+, Inc.
16640 Stagg Street
Van Nuys, California 91406

This acknowledgment is included as Attachment A hereto and will constitute consent for the Company to impose sanctions for violation of the Insider Trading Policy or these Trading Procedures, and to issue any necessary stop-transfer orders to the Company’s transfer agent to ensure compliance.

Insiders will be required upon the Company’s request to re-acknowledge and agree to comply with these Trading Procedures and the Insider Trading Policy (including any amendments or modifications).  For such purpose, an Insider will be deemed to have acknowledged and agreed to comply with these Trading Procedures and the Insider Trading Policy when copies of such items have been delivered to the Insider by email communication by the Chief Compliance Officer or his or her designee.

***

Questions regarding this Insider Trading Policy are encouraged and may be directed to the Chief Compliance Officer.

ADOPTED: December 7, 2023

ATTACHMENT A

Capstone Energy+, Inc.
(the “Company”)

Insider Trading Policy Compliance Statement

I have carefully reviewed the Company’s Insider Trading Policy and Trading Procedures (together, the “Policy”), dated [___], 2023, and understand all of the Policy’s provisions.  I certify that, to the best of my knowledge, I have complied with this Policy and its procedures since such date (or during my term of employment or service, if it commenced after such date) and that I will continue to adhere to the Policy and these procedures in the future.

Without limiting the preceding paragraph, I understand that if, I am an Insider, the Chief Compliance Officer will be required, and will have the discretion to, exercise his judgment in determining whether to (a) approve particular transactions by me in Company securities or my establishment, modification or termination of any Rule 10b5-1 Plan or other arrangements for trading in Company securities and (b) subject me to any special blackout periods. I also recognize that, if I am an Insider, the Chief Compliance Officer will be required to analyze and assess any request I may make to establish, modify or terminate any Rule 10b5-1 Plan or to engage in a particular transaction in Company securities, based on verifiable information available to the Chief Compliance Officer at the time of the request and in the context of the Company’s intent to preserve its reputation for maintaining the highest legal, business and ethical standards, as well as the Company’s obligation to comply with all laws and regulations pertaining to insider trading.  I acknowledge and affirm that the Chief Compliance Officer’s determination with regard to any particular transaction, Rule 10b5-1 Plan or special blackout period will be made solely on behalf of, and for the benefit of, the Company and further acknowledge and affirm the Chief Compliance Officer’s right to make that determination in his sole discretion.  I hereby agree to be bound by, and to accept without objection, any determination of the Chief Compliance Officer not to permit any Rule 10b5-1 Plan or particular transaction or to subject me to any such blackout period.

I hereby designate the following investment funds and partnerships as entities for which the Trading Procedures shall not apply:  _________________________________.  I hereby represent to the Company that such entities:  (a) engage in the investment of securities in the ordinary course of their respective businesses; (b) have established insider trading controls and procedures in compliance with applicable securities laws; and (c) are aware such securities laws prohibit any person or entity who has material, nonpublic information concerning the Company from purchasing or selling securities of the Company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell securities.

I realize that failure to observe and comply with all of the provisions contained in the Policy may subject me to disciplinary action by the Company, including discharge. Any capitalized terms used but not defined herein have the meanings given to them in the Policy.

Acknowledged by:

Signature: ____________________________________Date: __________________

Print Name: ___________________________________

Title: ________________________________________